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                               January 13, 2021

       Barbara Guiterrez
       Chief Financial Officer
       TCO Group Holdings, Inc.
       8950 E. Lowry Boulevard
       Denver, Colorado 80230

                                                        Re: TCO Group Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
17, 2020
                                                            CIK No. 0001834376

       Dear Ms. Guiterrez:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your statements throughout the prospectus that the company is "the leading"
                                                        healthcare delivery
platform focused on providing all-inclusive, capitated care to high-
                                                        cost, dual eligible
seniors. Please substantiate this claim or revise to express the statement as a belief.
 Barbara Guiterrez
FirstName
TCO GroupLastNameBarbara
            Holdings, Inc. Guiterrez
Comapany
January 13,NameTCO
           2021       Group Holdings, Inc.
January
Page 2 13, 2021 Page 2
FirstName LastName
2. We note your statement on page 13 that the vast majority of the company's direct competitors are not-for-profit entities and the company is one of only five for-profit PACE providers in the country. Please balance your discussion of the benefits of the for-profit business model under which the company is currently operating with a discussion of any associated drawbacks, contrasting the for-profit business model with the not-for-profit business model in the managed healthcare industry.
3. Please revise page 17 of the Summary to highlight that, under the Director Nomination
         Agreement, your sponsors will have disproportionate representation on your board, as described on page 52.
Risk Factors, page 25

4. Given the length of your risk factor section, please revise to comply with Regulation S-K
         Item 105(a) by relocating risks that could generically apply to any registrant or offering to
         the end of the section under the caption    General Risk Factors.
5. We note from the risk factor on page 57 that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any
         complaint asserting a cause of action under the Securities Act,    and
that your security
         owners are deemed to have consented to this provision. We note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Forward-Looking Statements, page 61

6.       On page 62, you state,    [a]ll written and oral forward-looking
statements attributable to
         us, or persons acting on our behalf, are expressly qualified in their entirety by these
         cautionary statements . . . .    Provide your analysis of why you
believe this disclaimer
         may apply to oral statements or statements made after the date of the document.
Management's Discussion and Analysis and Results of Operations
Liquidity and Capital Resources, page 92

7. Please revise appropriate sections of your document to disclose that the company used the proceeds from the senior secured term loan and existing cash to pay $66.1 million in dividends in the fiscal year ended June 30, 2019, as disclosed in Note 18 to your financial statements, on page F-29. Also disclose the amount paid in total and the amount paid from the credit agreement to repurchase 16,095,819 shares of common stock and to cancel almost 17 million options, as disclosed in Note 20 on page F-30. Barbara Guiterrez
FirstName
TCO GroupLastNameBarbara
            Holdings, Inc. Guiterrez
Comapany
January 13,NameTCO
           2021       Group Holdings, Inc.
January
Page 3 13, 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reported and Estimated Claims, page 97

8. You disclose on page 97 that you expect the range of your third-party medical claims expense estimating risk to be within +/- 5-10% of actual medical claim expenses. Please consider disclosing, to the extent material, details related to actual and estimated member utilization of health care services for each period presented, as this appears to be a primary driver of the variance.
9. With respect to the tables of your incurred and paid claims development, please include separate information about incurred claims and paid claims by year of the incurred claim and present the information for the number of years for which claims incurred typically remain outstanding and reconcile to the liability for reported and estimated claims.
Certain Relationships and Related Party Transactions, page 144

10. Please revise this section to clarify the relationships between the parties for the PWD loan and the InnovoAge Sacramento MSA. Refer to Item 404(a)(1), (2) and (4) of Regulation
         S-K. For the loan agreement, disclose the highest aggregate amount of principal outstanding during the periods reported, and the amount and rate of interest paid and the amount of interest payable, as required by Item 404(a)(5) of Regulation S-K. Please also file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe such filing is not required.
General

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Michael Fay at (202) 551-3812 or Kate Tillan at (202) 551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Robert M. Hayward, P.C.